Management’s Discussion and Analysis

SAND Technology Inc.
Management’s Discussion & Analysis
Quarterly Report
For the Six-Month Period Ended January 31, 2011

Management’s Discussion and Analysis

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the unaudited Consolidated Financial Statements and related Notes to them for each of the periods in the three-month and six-month periods ended January 31, 2011 and 2010 of SAND Technology Inc. (" SAND" or " Company" ). For additional information, readers should refer to SAND Technology Inc.'s Management's Discussion and Analysis of SAND's 2010 Annual Report.

Certain statements contained in this discussion are "forward-looking statements" within the meaning of the United States Securities Act of 1934, of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance," "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to the Company on March 18, 2011. For a more detailed discussion of these risks and uncertainties and other business risks, see "Risk factors that may affect future results" below and the Company's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

All figures given in this discussion are in Canadian dollars unless otherwise indicated. SAND reports its unaudited consolidated financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (" GAAP" ).

Management’s Discussion and Analysis

Corporate Profile

SAND Technology Inc. is one of the leading sources of business intelligence management information technology. SAND is involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a tiny footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND Product Suite, are designed to provide an efficient and cost effective way for business users to make fast and easy inquiries of large databases without the intervention of specialist information technology professionals and to store that data in orders of magnitude greater and with more efficiency than what is generally possible using more traditional database products.

SAND focuses its resources around intelligent information management leveraging the latest developments in our SAND CDBMS platforms.

Quarterly Performance

The following table shows selected consolidated financial information of SAND for the ten (10) most recently completed quarters. The consolidated financial information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

These operating results are not necessarily indicative of results for any future period and should not be relied upon to predict future performance of the Company.

Management’s Discussion and Analysis

	Year Ending July 31, 2011
QUARTERLY RESULTS	Q2	Q1
Revenue	$2,443,712	1,968,779
Quarter-over-quarter variation	24.1%	66.0%

Cost of sales and product support	283,520	326,184
Quarter-over-quarter variation	–13.1%	51.6%

Gross margin	88.4%	83.4%

Total other operating expenses	2,024,450	1,677,331
Quarter-over-quarter variation	20.7%	77.6%

Profitability
Net income (loss)	135,742	(34,735)
Quarter-over-quarter variation in net income (loss)	490.8%	–231.9%
Basic income (loss) per common share	0.01	0.00

Weighted average number of shares outstanding	15,889,620	15,889,620

	Year Ended July 31, 2010
QUARTERLY RESULTS	Q4	Q3	Q2	Q1
Revenue	$1,186,041	$966,654	$1,924,251	$2,485,465
Quarter-over-quarter variation	22.7%	–49.8%	–22.6%	45.7%

Cost of sales and product support	215,100	331,920	340,533	307,120
Quarter-over-quarter variation	–35.2%	–2.5%	10.9%	–3.9%

Gross margin	81.9%	65.7%	82.3%	87.6%

Total other operating expenses	944,600	1,809,963	1,611,669	1,747,055
Quarter-over-quarter variation	–47.8%	12.3%	–7.7%	–0.8%

Profitability
Net income (loss)	26,341	(1,175,229)	(27,951)	431,290
Quarter-over-quarter variation in net income (loss)	–102.2%	4104.6%	–106.5%	–215.0%
Basic income (loss) per common share	0.00	–0.08	0.00	0.03

Weighted average number of shares outstanding	15,467,702	15,071,615	14,688,444	14,318,189

	Year Ended July 31, 2009
QUARTERLY RESULTS	Q4	Q3	Q2	Q1
Revenue	$1,706,293	$2,371,632	$1,747,384	$1,223,928
Quarter-over-quarter variation	–28.1%	35.7%	42.8%	–28.3%

Cost of sales and product support	319,612	349,592	405,632	321,388
Quarter-over-quarter variation	–8.6%	–13.8%	26.2%	0.6%

Gross margin	81.3%	85.3%	76.8%	73.7%

Total other operating expenses	1,761,806	1,721,343	1,469,167	1,892,392
Quarter-over-quarter variation	2.4%	17.2%	–22.4%	7.4%

Profitability
Net income (loss)	(375,125)	300,697	(127,415)	(989,852)
Quarter-over-quarter variation in net income (loss)	–224.8%	–336.0%	–87.1%	163.9%
Basic and diluted loss per common share	–0.03	0.02	–0.01	–0.07

Weighted average number of shares outstanding	14,318,189	14,318,189	14,318,189	14,318,189

Management’s Discussion and Analysis

Revenues

The following table provides a summary of the revenue growth for the three-month and six-month periods ended January 31, 2011, 2010 and 2009:

	Three months	Three months	Three months
	ended	ended	ended
	January 31,	January 31,	January 31,
Revenue - Total and Variation	2011	2010	2009
Revenue
Revenue	$2,443,712	$1,924,251	$1,747,384
Year-over-year variation	27.0%	10.1%	23.1%

	Six months	Six months	Six months
	ended	ended	ended
	January 31,	January 31,	January 31,
Revenue - Total and Variation	2011	2010	2009
Revenue
Revenue	$4,412,491	$4,409,716	$2,971,312
Year-over-year variation	0.1%	48.4%	–7.3%

Compared to the three months ended January 31, 2010, there was an increase in our revenues for the three months ended January 31, 2011. Sales for the first six months of fiscal 2011 were in line with budget targets and the small increase over the previous year is attributable to the completion of a higher amount of sales of high value software licenses in Europe.

The Company has three geographical segments. The Canadian, United States and European segments all market the SAND/DNA Product Suite. The following table provides a summary of the revenue growth by geographical segments for the three-month and six-month periods ended January 31, 2011, 2010 and 2009:

Management’s Discussion and Analysis

	Canada
	Three months	Three months	Three months
	ended	ended	ended
	January 31,	January 31,	January 31,
Revenue - Segment and Variation	2011	2010	2009
Revenue
Revenue	$278,967	$139,584	$626,356
Year-over-year variation	99.9%	–77.7%	81.2%

	United States
	Three months	Three months	Three months
	ended	ended	ended
	January 31,	January 31,	January 31,
Revenue - Segment and Variation	2011	2010	2009
Revenue
Revenue	$183,250	$164,219	$196,884
Year-over-year variation	11.6%	–16.6%	6.5%

	Europe
	Three months	Three months	Three months
	ended	ended	ended
	January 31,	January 31,	January 31,
Revenue - Segment and Variation	2011	2010	2009
Revenue
Revenue	$1,981,495	$1,620,448	$924,144
Year-over-year variation	22.3%	75.3%	4.0%

Management’s Discussion and Analysis

	Canada
	Six months	Six months	Six months
	ended	ended	ended
	January 31,	January 31,	January 31,
Revenue - Segment and Variation	2011	2010	2009
Revenue
Revenue	$571,631	$560,475	$870,911
Year-over-year variation	2.0%	–35.6%	26.7%

	United States
	Six months	Six months	Six months
	ended	ended	ended
	January 31,	January 31,	January 31,
Revenue - Segment and Variation	2011	2010	2009
Revenue
Revenue	$295,814	$371,899	$380,481
Year-over-year variation	–20.5%	–2.3%	–31.2%

	Europe
	Six months	Six months	Six months
	ended	ended	ended
	January 31,	January 31,	January 31,
Revenue - Segment and Variation	2011	2010	2009
Revenue
Revenue	$3,545,046	$3,477,342	$1,719,920
Year-over-year variation	1.9%	102.2%	–12.4%

In Canada, the United States and Europe, sales for the three months ended January 31, 2011 were all higher than the corresponding period in the previous year.

Except for the United States, sales in Canada and Europe for the six months ended January 31, 2011 were also higher than the corresponding period in the previous year.

Management’s Discussion and Analysis

Operating Expenses

The following table provides a summary of the operating expenses for the three-month and six-month periods ended January 31, 2011, 2010 and 2009:

	Three months	Three months	Three months
	ended	ended	ended
	January 31,	January 31,	January 31,
Operating Expenses	2011	2010	2009

Cost of sales and product support	$283,520	$340,533	$405,632
Year-over-year variation	–16.7%	–16.0%	4.8%
Percentage of revenues	11.6%	17.7%	23.2%

Research and development costs, net	450,490	440,268	504,653
Year-over-year variation	2.3%	–12.8%	1.3%
Percentage of revenues	18.4%	22.9%	28.9%

Amortization of capital assets and other assets	12,899	14,374	15,937
Year-over-year variation	–10.3%	–9.8%	–65.9%
Percentage of revenues	0.5%	0.7%	0.9%

Selling, general and administrative expenses	1,502,172	1,005,665	915,873
Year-over-year variation	49.4%	9.8%	–2.9%
Percentage of revenues	61.5%	52.3%	52.4%

Management’s Discussion and Analysis

	Six months	Six months	Six months
	ended	ended	ended
	January 31,	January 31,	January 31,
Operating Expenses	2011	2010	2009

Cost of sales and product support	$609,704	$647,653	$727,020
Year-over-year variation	–5.9%	–10.9%	–9.0%
Percentage of revenues	13.8%	14.7%	24.5%

Research and development costs, net	934,248	927,053	1,026,711
Year-over-year variation	0.8%	–9.7%	–5.9%
Percentage of revenues	21.2%	21.0%	34.6%

Amortization of capital assets and other assets	25,832	28,902	33,388
Year-over-year variation	–10.6%	–13.4%	–65.1%
Percentage of revenues	0.6%	0.7%	1.1%

Selling, general and administrative expenses	2,536,778	2,165,345	2,137,279
Year-over-year variation	17.2%	1.3%	9.7%
Percentage of revenues	57.5%	49.1%	71.9%

     a)      Cost of Sales and Product Support

Cost of sales and product support consists mainly of costs related to providing support services and the costs related to the sale of third-party software, including certain license fees and royalties.

During the three months ended January 31, 2011, cost of sales and product support decreased compared to the previous year amount due to reduced trouble-shooting and better utilization of existing resources even as sales increased during the three-month and six-month periods ended January 31, 2011.

     b)      Research and Development

Research and development expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

During the three-month and six-month periods ended January 31, 2011, research and development costs remained stable compared to the previous year amount after taking into account the quarterly accrual for research and development tax credits available from the Province of Quebec (Canada).

     c)      Amortization of Capital Assets

Amortization of capital assets consists of the depreciation of furniture and equipment, computer equipment, research and development equipment and leasehold improvements over their estimated useful lives. During the three-month and six-month periods ended January 31, 2011, amortization decreased compared to the previous year amount due to significantly reduced purchases of capital assets.

Management’s Discussion and Analysis

     d)      Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products. It excludes foreign exchange gains and losses and interest expense.

During the three-month and six-month periods ended January 31, 2011, selling, general and administrative expenses increased by 49.4% and 17.2%, respectively, due mainly to the issuance of stock options to employees, executive officers and directors during the second quarter resulting in a charge for stock-based compensation in the second quarter of $273,216 compared to $19,875 for the second quarter of Fiscal year 2010. For the six-month periods ended January 31, 2011 and 2010, the charge for stock-based compensation amounted to $298,216 and $39,787, respectively. Also, during the second quarter, additional amounts for salesman commissions were paid due to higher sales volume in the second quarter. The Company maintains a continued focus on controlling costs by keeping the headcount to an optimal level, spending selectively and effectively on marketing events and activities and controlling travel and entertainment.

     e)      Stock Options

On November 16, 2010, the Board of Directors of the Company approved the 2010 Stock Incentive Plan pursuant to which beneficiaries selected by a committee of the Board of Directors may be granted stock options or share awards. The maximum total number of common shares of the Company that may be issued resulting from stock options or share awards granted under the 2010 Stock Incentive Plan is 4,000,000.

On December 17, 2010 and January 1, 2011, the Board of Directors issued a total of 3,066,157 stock options to employees, executive officers and directors of which 2,060,954 stock options vest in Fiscal 2011, 606,877 vest in Fiscal 2012, 366,877 vest in Fiscal 2013 and 31,449 vest in Fiscal 2014.

Net Income

The following table provides a summary of the net income (loss) for the three-month and six-month periods ended January 31, 2011, 2010 and 2009:

Management’s Discussion and Analysis

	Three months	Three months	Three months
	ended	ended	ended
	January 31,	January 31,	January 31,
Net Loss - Total and Variation	2011	2010	2009

Net Income (Loss)	$135,742	$(27,951)	$(127,415)
Year-over-year variation	585.6%	78.1%	74.1%

	Six months	Six months	Six months
	ended	ended	ended
	January 31,	January 31,	January 31,
Net Loss - Total and Variation	2011	2010	2009

Net Income (Loss)	$101,007	$403,339	$(1,117,265)
Year-over-year variation	–75.0%	377.1%	–40.3%

During the three months ended January 31, 2011, our net income was $135,742 as compared to a net loss of $27,951 during the three months ended January 31, 2010 which is mainly attributable to the significant increase in sales during the second quarter of fiscal 2011. During the six months ended January 31, 2011, net income was $101,007 compared to a net income for the corresponding period in the previous year of $403,339.

Exchange Rates

	Six months Ended January 31, 2011
Rates of Exchange	2011	2010	2009

At period end - U.S. dollar	$1.0015	$1.0693	$1.2265
Average for the period - U.S. dollar	1.0182	1.0643	1.1623

At period end - U.K. pound	1.6075	1.7049	1.7818
Average for the period - U.K. pound	1.6023	1.7380	1.8922

At period end - Euro	1.3745	1.4772	1.5830
Average for the period - Euro	1.3590	1.5496	1.5831

Liquidity and Capital Resources

a)      Financial Condition

Total assets of $4,199,814 as of January 31, 2011 were 298.3% higher than the July 31, 2010 total assets of $2,117,443 and 49.6% higher than the January 31, 2010 total assets of $2,807,796. The January 31, 2011 increase is mainly attributable to the Cash balance of $237,676 as of January 31, 2011 being 59.0% lower than the July 31, 2010 balance of $579,270, to the Accounts Receivable balance of $3,297,896 as of January 31, 2011 being 446.2% higher than the July 31, 2010 balance of $739,144, to the Research and Development tax credits receivable balance of $498,857 as of January 31, 2011 being 24.4% lower than the July 31, 2010 balance of $660,000, to the Prepaid Expenses balance of $122,775 as of January 31, 2011 being 64.7% higher than the July 31, 2010 balance of $74,541, and to the Capital Assets balance of $42,611 as of January 31, 2011 being 33.9% lower than the July 31, 2010 balance of $64,488.

Management’s Discussion and Analysis

The year-over-year increase is attributable to the Cash balance of $237,676 as of January 31, 2011 being 40.4% lower than the previous year balance of $398,797, to the Accounts Receivable balance of $3,297,896 as of January 31, 2011 being 63.2% higher than the previous year balance of $2,021,372, to the Research and Development tax credits receivable balance of $498,857 as of January 31, 2011 being 324.9% higher than the previous year balance of $153,540, to the Prepaid Expenses balance of $122,775 as of January 31, 2011 being 23.6% lower than the previous year balance of $160,661, and to the Capital Assets balance of $42,611 as of January 31, 2011 being 42.0% lower than the previous year balance of $73,426.

The decrease in the Cash balance as of January 31, 2011 as compared to July 31, 2010 is only a temporary decrease given the large amount of accounts receivable as at January 31, 2011 which has been substantially collected subsequent to the end of the second quarter.

Accounts receivable as of January 31, 2011 of $3,297,896 represents a large increase as compared to July 31, 2010 due to the significant amount of sales recorded in the second quarter. Such accounts receivable have been substantially collected subsequent to the end of the second quarter.

Research and Development tax credits receivable as of January 31, 2011 decreased as a result of payment of Research and Development tax credits owed to the Company in the second quarter. The Company made a accrual for such credits in the amount of $82,500 in the second quarter.

The increase in Accounts Payable and Accrued Liabilities as of January 31, 2011 as compared to July 31, 2010 is mainly attributable to additional deferred revenues received from customers to be amortized in future periods.

The increase in Due to Shareholders from July 31, 2010 to January 31, 2011 (short term and long term) is attributable to additional financing from a shareholder, being the President and Chief Executive Officer, in the approximate amount of $41,728 and to accrued interest on the balances owing to shareholders.

As of January 31, 2011, there was a working capital deficiency of $539.827 as compared to a working capital deficiency of $982,935 as of July 31, 2010 and as compared to a working capital deficiency of $200,810 as of January 31, 2010. Working capital deficiency has been calculated as the difference between current assets and current liabilities. The improvement in the working capital deficiency between January 31, 2011 and July 31, 2010 is mainly attributable to the differential excess in the increase of Accounts Receivable over the increase in Accounts Payable and Accrued Liabilities and Deferred Revenues.

Management’s Discussion and Analysis

b)      Cash Flows

The Cash balance as of January 31, 2011 was $237,676 as compared to a Cash balance as of July 31, 2010 of $579,270 and as compared to a Cash balance of $398,797 as of January 31, 2010. The decrease from July 31, 2010 to October 31, 2010 is due to two factors. Firstly, the Company received additional financing from a shareholder, being the President and Chief Executive Officer, and private investors during the first quarter in the approximate amount of $448,557, and secondly, the Company generated positive cash flow from net income and net non-cash expenses in the amount of $453,431 for the six months ended January 31, 2011 but generated negative cash flow from changes in working capital items in the amount of $1,258,662 for the six months ended January 31, 2011.

We generated a negative cash flow of $779,765 from operating activities during the three months ended January 31, 2011 as compared to a negative cash flow of $490,036 from operating activities during three months ended January 31, 2010, representing a decrease in cash flow of $289,729. We generated a negative cash flow of $805,231 from operating activities during the six months ended January 31, 2011 as compared to a negative cash flow of $702,029 from operating activities during six months ended January 31, 2010, representing a decrease in cash flow of $103,202. The changes in working capital elements for the three months ended January 31, 2011 amounted to $1,215,810 and $510,587, respectively. The changes in working capital elements for the six months ended January 31, 2011 amounted to $1,258,662 and $1,203,027, respectively.

Investing activities, represented by capital expenditures, for the three-month and six-month periods ended January 31, 2011 and January 31, 2010 were $1,337 and $18,875, respectively. There were no capital expenditures during the three-month periods ended October 31, 2010 and 2009.

Financing activities represent funds provided by shareholders and private investors and the issuance of share capital or units. The Company generated a positive cash flow of $448,557 from financing activities during the six months ended January 31, 2011 as compared to a positive cash flow of $54,129 from financing activities during the six months ended January 31, 2010. For the six months ended January 31, 2010, the positive cash flow is mainly attributable to additional financing from a shareholder, being the President and Chief Executive Officer, and private investors in the approximate amount of $448,557 and, for the six months ended January 31, 2010, the positive cash flow is from the issuance of shares from a private placement in the amount of $585,844, offset by significant loan repayments that were made to the former President and Chief Executive Officer in the amount of $531,715.

We believe that our current cash and cash equivalents may not be sufficient to meet its anticipated cash needs for ongoing operating expenses and working capital expenditures in fiscal 2011. We have operating losses in the current and past years. We also generated negative cash flows from operations and have a significant working capital deficiency. To successfully grow the business, we must decrease our cash outflows, improve our cash position and succeed in our ability to raise additional capital through a combination of primarily public or private equity offerings or strategic alliances. We are also dependent on the success of our marketing efforts and continued revenue growth through the sale of our products. Our uncertainty as to our ability to generate sufficient revenue and raise sufficient capital raises significant doubt about our ability to continue as a going concern. We are currently in the process of seeking additional financing for our current operations. We can give no assurance that it will achieve profitability or be capable of sustaining profitable operations.

Management’s Discussion and Analysis

	As at	As at	As at
	January 31,	July 31,	January 31,
Financial Position	2011	2010	2010

Cash	$237,676	$579,270	$398,797
Working Capital (deficiency)	(539,827)	(982,935)	(200,807)
Total assets	4,199,815	2,117,443	2,807,795
Total liabilities	6,251,256	4,568,107	4,151,380
Shareholders'deficiency	(2,051,441)	(2,450,664)	(1,343,585)

c)      Subsequent Events

On February 2, 2011, the Company issued 411,152 common shares to current and former Directors of the Company in settlement of debt owing to these individuals for past service as Directors.

On February 11, 2011, and effective February 1, 2011, a Standstill Agreement (“Agreement”) between Arthur G. Ritchie, the former Chief Executive officer of the Company and significant shareholder, and Jerart Financial Corporation, a company owned by Arthur G. Ritchie (individually and collectively “Arthur G. Ritchie”), and Sand Technology Inc. was signed. The Agreement calls for monthly payments with respect to Arthur G. Ritchie’s severance agreement dated November 1, 2009 in the amount of $21,013 subject to a monthly payment test. A sub-committee of the Board of Directors has been formed with the authority to administer the payment test and make adjustments as it deems necessary. The criteria for the payment test will be established by the sub-committee. Any adjustments made to the monthly payment as a result of the payment test shall be deferred and accrued until such time as the Board of Directors determines that the Company is in a position to disburse these deferred amounts or any portion thereof. The term of this Agreement shall be for twelve months terminating on January 31, 2012. Other than the payments specifically set forth in the Agreement, no other payment shall be made to Arthur G. Ritchie for any reason whatsoever pursuant to any and all other agreements and understandings between Arthur G. Ritchie and Sand Technology Inc., whether written or verbal (collectively “The Other Agreements”), including without limiting the generality of the foregoing, any payments that may be due as of the date of this Agreement and any that may become due during the term of this Agreement. Arthur G. Ritchie also agrees to not take any action of any sort whatsoever in respect of The Other Agreements or any portion thereof including, without limiting the generality of the foregoing, in respect to any disputes of any kind pertaining to any and all provisions, rights and remedies that may thereunder be in effect as of the date of this Agreement or come into effect during the term of this Agreement.

Management’s Discussion and Analysis

Commitments

The following table provides a summary of the contractual commitments for the next five years:

2011	$263,046
2012	66,000
2013	65,502
2014	65,502
2015	21,834

$481,884

Transactions with Related Parties

(a)

During fiscal year 2010, the Company obtained various loans from the current President and Chief Executive Officer, who is also a shareholder, in the form of Promissory Notes for a total amount of $299,893 (U.S.$285,000). Under the terms of the Promissory Notes, the amounts are repayable within 30 days of receipt of a written demand from the noteholder. The loans bear interest at 10% and are payable on the last business day of each calendar month. As at October 31, 2010, an amount of $342,625, including accrued interest of $11,060, was outstanding on the Promissory Notes.

(b)

During fiscal year 2007, the Company formalized the conditions pertaining to a loan obtained from a significant shareholder, who at the time was also the President and Chief Executive Officer of the Company. The loan originated from amounts owed by the Company to the shareholder by virtue of his previous employment contracts as President and Chief Executive Officer. The loan was bearing interest at 15% and was repayable on demand. As at July 31, 2009, an amount of $1,605,616 was owed to the President and Chief Executive Officer and significant shareholder. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. The amount owed the former President and Chief Executive Officer was again formalized in a loan agreement on October 31, 2009. The total amount owing under the loan agreement at October 31, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual instalments of $488,892 over the next 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% and is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, the significant shareholder shall have the right to convert all outstanding amounts owing to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by the significant shareholder at a purchase price per share equal to the greater of:

i)        the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or
ii)       the book value of the shares as determined by the auditors of the Company.

Management’s Discussion and Analysis

As at October 31, 2010, an amount of $1,403,605, including accrued interest, was outstanding under the loan agreement.

The Company also signed, effective November 1, 2009, a consulting agreement and a marketing and sales assistance agreement with the former President and Chief Executive Officer. The consulting agreement provides for a fixed payment on the first of each month in the amount of $21,013 and expires on October 31, 2011. Payments made under the consulting agreement during fiscal year 2010 amounted to $189,117. Under the marketing and sales assistance agreement, the Company and the former President and Chief Executive Officer may identify prospective customers for the Company’s products and agree to designate such prospects as a registered opportunity. The marketing and sales assistance agreement provides for the payment of funds based on a percentage of sales proceeds received from a registered opportunity and which were received within a stipulated period following the date of registration of the opportunity. The marketing and sales assistance agreement expires on October 31, 2010. There were no payments made under the marketing and sales assistance agreement during fiscal year 2010.

In conjunction with the original loan agreement in 2007, the Company also issued 103,061 warrants to the significant shareholder, with each warrant entitling the holder to purchase one class "A" common share of the Company at a price of US$0.44 per share and each warrant being valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the debt and equity components of the shareholder loan. It was determined that the value of the debt component would comprise the entire face value of the loan since the loan had no maturity date. Hence, the value of the equity component was determined to be nil. These warrants expired during the fiscal year 2010.

(c)

The former President and Chief Executive Officer was entitled, under his previous employment contracts, to bonuses based on the gross revenues resulting from the licensing, sale or other disposition of the Company’s Nucleus software products. The bonuses terminated effective October 31, 2009 when he ceased to be the President and Chief Executive Officer. As at October 31, 2010 and July 31, 2010, bonuses payable, including accrued interest, amounted to $171,588 and $165,386, respectively.

(d)

During fiscal year 2009, the Company obtained a loan from a significant shareholder, who at that time, was also the President and Chief Executive Officer of the Company. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. Under the loan agreement, a maximum of $250,000 of funds was available. As at July 31, 2009, an amount of $188,532 was outstanding under the loan facility. Under the terms of the loan agreement, the loan is repayable within 30 days of receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month. During the first quarter of fiscal year 2010, such loan, including accrued interest, was repaid by the Company to the shareholder.

(e)

During fiscal year 2008, the Company obtained a loan from a significant shareholder, who at the time was also the President and Chief Executive Officer of the Company. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. Under the loan agreement, a maximum of $400,000 of funds was available. As at July 31, 2009, an amount of $68,995 was outstanding under the loan facility. Under the terms of the loan agreement, the loan is repayable within 30 days of receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month. During the first quarter of fiscal year 2010, such loan, including accrued interest, was repaid by the Company to the shareholder.

(f)

During fiscal year 2008, an inter-creditor priority agreement was signed between the former President and Chief Executive Officer and significant shareholder and the holders of the secured convertible debentures (collectively the “parties”), at the time when the Company issued the secured convertible debentures described in Note 10. The parties agreed that the sums owing under the secured convertible debentures will be paid by the Company to the convertible debenture holders and a trustee in priority to the sums owed by the Company to the principal shareholder. Specifically, for every $2 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder, representing the repayment of principal only. The inter-creditor priority agreement was amended on October 31, 2009 pursuant to which the parties agreed that the sums owing under the convertible debentures will be paid by the Company to the holders of the convertible debentures pari passu to the sums owing by the Company to the significant shareholder, such that for every $1 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder.

Management’s Discussion and Analysis

Outstanding Share Data

As at January 31, 2011 there have been no changes to the Company’s outstanding shares since July 31, 2010. On February 2, 2011, 411,152 were issued to current and former Directors of the Company in settlement of debt owing to these individuals for past service as Directors. We are authorized to issue an unlimited number of Class “A” common shares without par value of which 16,300,772 are outstanding as at March 18, 2011. We are also authorized to issue an unlimited number of Class B shares without par value. No class “B” shares have been issued.

We have granted rights to purchase 357,000 Class “A” common shares to holders of stock options pursuant to our stock option plans. We have also granted rights to purchase a total of 1,899,715 Class “A” common shares to holders of share purchase warrants pursuant to the issuance of convertible debentures on April 18, 2008, representing 1,114,000 share purchase warrants, and a private placement on November 6, 2009, representing 785,715 share purchase warrants.

We have granted rights to purchase 407,500 Class “A” common shares to holders of share awards granted on September 30, 2007. The granting of the share awards were conditional upon a period of continued employment service with the Company for 3 years. On September 30, 2010, the share awards issued to certain employees on September 30, 2007 became eligible for issuance following the successful completion of the 3-year employment condition with the Company. At September 30, 2010, as a result of terminations and resignations, there remained 287,500 shares that may be issued under the Share Award Plan.

A maximum of 2,228,000 Class “A” common shares may be issued upon the conversion of the convertible debenture units issued on April 18, 2008.

Management’s Discussion and Analysis

Critical Accounting Policies

The Company’s significant accounting policies are described in Note 3 to the October 31, 2010 unaudited consolidated financial statements and are as follows:

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Sand Technology Deutschland GmbH, located in Germany, Sand Technology Limited, located in the United Kingdom, Sand Technology Ireland Limited, located in Ireland and Sand Technology Corp. and STSI Licensing, LLC, located in the United States. All intercompany transactions and accounts have been eliminated on consolidation.

Accounting Estimates

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. The most significant estimates relate to the establishment of the fair values of the components of the convertible debentures, the accounting for stock options, share awards, warrants and the evaluation of the research and development tax credits. Actual results may differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments, with a maturity of three months or less, to be cash equivalents. There were no cash equivalents as of October 31, 2010 and July 31, 2010.

Allowance for Doubtful Accounts

Management of the Company makes judgements as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all outstanding invoices. As of October 31, 2010, the allowance for doubtful accounts was nil (nil as at July 31, 2010).

Capital Assets

Capital assets are recorded at cost less accumulated amortization and provisions for write-downs. Amortization is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and equipment	5 years
Computer equipment	3 years
Research and development equipment	3 years
Leasehold improvements	Lease term of 10 years

Other Assets

Other assets consist of contract costs that were paid to a vendor upon the transfer of a long-term service contract and were amortized rateably over the term of the contract which ended in fiscal year 2008.

Management’s Discussion and Analysis

Impairment of Long-Lived Assets

Capital assets are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. In such a case, an impairment is recognized and is calculated as the excess of the carrying amount of the long-lived asset over its fair value.

Basic and Diluted Income (Loss) per Common Share

Basic net income (loss) per share (" Basic EPS" ) includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the year.

Diluted earnings per share is computed by dividing net income by the weighted average number of shares outstanding and, when, dilutive, potential shares from stock options and share awards, stock warrants to purchase common stock using the treasury method, and conversions of outstanding convertible debt using the " if converted" method.

Income Taxes

The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.

Deferred Lease Inducements

Deferred lease inducements are being amortized on a straight-line basis over the term of the lease as a deduction of lease expense.

Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar and each of the Company's wholly-owned subsidiaries is considered an integrated foreign operation. Accordingly, transactions denominated in currencies other than the functional currency are converted into Canadian dollars using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of recurring revenue and expense transactions. Monetary assets and liabilities are revalued into the functional currency at each balance sheet date using the exchange rate in effect at the balance sheet date, with any resulting exchange gains or losses being credited or charged to the statement of operations. Non-monetary assets and liabilities are recorded in the functional currency using the exchange rate in effect at the date of the transaction and are not revalued for subsequent changes in exchange rates.

Revenue Recognition

The Company generates revenues principally through the sale of software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Company's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Company's products.

Management’s Discussion and Analysis

Revenue from the sale of software licence agreements is recognized upon delivery of the software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence (" VSOE" ) is typically based on the price charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by management if it is probable that the price, once established, will not change before market introduction. If VSOE of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the agreement fee related to the delivered elements is recognized as revenue provided that all other revenue recognition criteria are met. If evidence of fair value of one or more undelivered elements cannot be established, revenue is deferred and recognized ratably over the last undelivered element.

In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Company recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to total estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

Revenues from maintenance services for licences previously sold and implemented are recognized over the term of the contract.

Revenues from sales with extended payment terms are recognized when collectability is reasonably assured.

Revenues from consulting and training services not considered as a part of the implementation of software licences are recognized as the services are provided.

Amounts received in advance of the delivery of products or the performance of services are classified as deferred revenue. Revenues recognized in advance of invoicing to the customer are recorded as unbilled receivables where the collection of the receivable is probable.

Share Issuance Costs

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

Financing and Transaction Costs

Financing costs associated with the issuance of debt are recorded directly against net income. Transaction costs, such as legal fees, that are directly attributable to the acquisition of financial assets or incurrence of financial liabilities are recorded directly against net income.

Research and Development Costs

Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under GAAP for deferral and amortization. The Company has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development costs. These tax credits are periodically examined by the tax authorities and, as a result of such examinations, the amounts ultimately granted may differ from the amounts recorded.

Management’s Discussion and Analysis

Stock-Based Compensation

The Company estimates the fair value of share-based payment awards made to employees, officers and directors, including stock options and share awards related to employee stock purchase plans, on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense ratably over the requisite service periods. The Company uses the Black-Scholes option pricing model to determine the fair value of the stock-based compensation that it grants to employees and non-employees. The Company is required to make certain assumptions in connection with this determination, the most important of which involves the calculation of volatility with respect to the price of its common stock. The computation of volatility is intended to produce a volatility value that is representative of the Company’s expectations about the future volatility of the price of its common stock over an expected term. The Company used its share price history to determine volatility and cannot predict how the price of its common shares of common stock will react on the open market in the future. As a result, the volatility value that the Company calculated may differ from the future volatility of the price of its shares of common stock.

Upon the exercise of stock options, any consideration received and the amounts previously recorded under stock-based compensation are credited to share capital. Upon the issuance of shares resulting from share awards, amounts previously recorded under stock-based compensation are credited to share capital.

Guarantees

In the normal course of its operations, the Company enters into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline AcG–14 – Disclosure of Guarantees.

Certain agreements with customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Company to compensate a third party for certain damages and losses incurred as a result of third-party intellectual-property claims arising from these agreements.

The nature of these obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such obligations.

In addition, the Company provided warranties as part of the sale of a former subsidiary, ClarityBlue Limited, which occurred on July 31, 2003, for claims against it related to conditions existing prior to the sale. The warranties expired on January 31, 2010.

Management’s Discussion and Analysis

Financial Assets and Liabilities

On initial recognition, all financial assets and liabilities are measured and recognized at their fair value. Subsequently, financial assets and liabilities are measured and recognized as follows:

-	Cash is classified as a held-for-trading financial asset. It is measured at fair value and changes in fair value are recognized in operations.
-

Accounts receivable and unbilled receivable are classified as loans and receivable. They are measured at amortized cost, which is generally the amount initially recognized, less any allowance for doubtful accounts.

-

Accounts payable and accrued liabilities (excluding sales tax payable), due to shareholders and convertible debentures are classified as other financial liabilities. They are measured at amortized cost using the effective interest rate method, except for accounts payable and accrued liabilities and due to shareholders which are at cost. Interest calculated using the effective interest method is presented in operations as interest expense.

Fair Value Measurements

The Company determines fair value using a fair value hierarchy that distinguishes between market participant assumptions developed based on market data (observable inputs) obtained from sources independent of the reporting entity, and a reporting entity’s own assumptions (unobservable inputs) about market participant assumptions developed based on the best information available in the circumstances.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the Company’s principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date, essentially the exit price.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Company.

The levels of fair value hierarchy are as follows:

  Level one – Unadjusted quoted market prices in active markets for identical assets or liabilities;
  Level two – Inputs other than level one inputs that are either directly or indirectly observable; and
  Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Level 1 investments are valued based on quoted market prices in active markets. Level 2 investments are valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

These unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended July 31, 2010. There have been no new accounting policies that have been adopted effective August 1, 2010.

Changes in Accounting Policies

The Canadian Institute of Chartered Accountants (“CICA”) issued the following new Handbook Section, which are effective for the Company for interim periods beginning on or after August 1, 2010,

Management’s Discussion and Analysis

Business Combinations

Section 1582, " Business Combinations" replaces Section 1581, of the same title. This Section establishes new standards for the accounting for a business combination. This Section constitutes the Canadian GAAP equivalent to the corresponding standard under International Financial Reporting Standards (" IFRS" ). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

Consolidated Financial Statements

Section 1601, " Consolidated Financial Statements" and Section 1602, " Non-Controlling Interests" together replace Section 1600, " Consolidated Financial Statements" . Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the Canadian GAAP equivalent to the corresponding standard under IFRS. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

Business Risks and Critical Accounting Estimates

These remain unchanged from the factors detailed in SAND's 2010 Annual Report.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (" IFRS" ) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for the preceding year also be based on IFRS. The transition date of fiscal years beginning on or after January 1, 2011 will require the Company to make the adoption of IFRS during fiscal 2012 which begins on August 1, 2011 and will require the restatement, for comparative purposes, of the amounts reported by the Company for its interim periods and year ended July 31, 2011. The Company is currently in the process of assessing the impact of the adoption of the International Financial Reporting Standards. Also, based on the assessment performed up to this time, and which is still in progress, the Company fully expects to meet its reporting obligations under IFRS commencing on August 1, 2011.

Management’s Discussion and Analysis

Outlook

SAND has made a number of radical changes designed to change the way we operate as a business and significantly improve our sales. SAND's leading technology for data warehousing during this time had few competitors. In the last few years we have seen a number of new vendors enter the space and SAND was not ready from a sales and marketing perspective to compete effectively with them. Our technology has been at the forefront of the market for years but the market was not mature. This has changed and we re-organized to exploit this change in the market. SAND's products are proven for advanced analytics and support extreme data mining, ad hoc analysis and on-line analytic processing. Tens of thousands of users use SAND to mine hundreds of terabytes of data and drive incredibly complex analytics. Our products remain market leading with features like in-database analytics, Text Analytics, and pattern analysis.

Controls and Procedures

There were no changes in the Company's internal control over financial reporting identified in connection with the Company evaluation of these controls as of the end of the period covered by this report that could have significantly affected those controls, including any correction action with regard to significant deficiencies and material weakness.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Additional Information

Additional information about SAND may be obtained from the website of the Company at www.sand.com or on SEDAR at www.sedar.com